Dimensional

September 13, 2021

Via EDGAR

Matthew S. Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Williams:

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Mr. Williams:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 5/9 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional Investment Grade ETF, Dimensional Short-Duration Investment Grade ETF, Dimensional Inflation-Protected Securities ETF and Dimensional Municipal Bond ETF (each, a “Portfolio,” and collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1. Comment.  Please file your response to the Staff's comments on EDGAR at least 5 days in advance of the effective date. Please also send me notice by email at WilliamsMat@sec.gov and include a blackline copy showing changes from the initial filing.

Response. The Registrant confirms it will file a response to the Staff's comments on EDGAR at least 5 days in advance of the effective date.

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September 13, 2021

PROSPECTUS

Cover Page

2. Comment. Per Rule 313 of Regulation S-T, please update the ticker symbols on EDGAR when available.

Response.  The Registrant will update EDGAR accordingly.

Dimensional Investment Grade ETF

Prospectus Summary — Fees and Expenses of the Portfolio

3. Comment (Global).  Please conform the second sentence of the “Fees and Expenses of the Portfolio” section to the corresponding disclosure in Item 3 of Form N-1A.

Response.  The Registrant believes the sentence as written complies with Instruction 1(b) of Item 3 of Form N-1A (i.e., which notes that a “Fund may modify the narrative explanations if the explanation contains comparable information to that shown”).  The Registrant, however, has bolded the information as shown in Item 3 of Form N-1A.

Prospectus Summary — Principal Investment Strategies

4. Comment (Global).  Please include risk disclosure regarding mortgage-backed securities in the principal risks section of the Prospectus Summary since they are referenced in the corresponding principal investment strategies.

Response.  The Registrant has revised the disclosure to include a principal risk regarding mortgage-backed securities for the Dimensional Investment Grade ETF and Dimensional Short-Duration Investment Grade ETF.  Based on the anticipated level of exposure, however, the Registrant does not believe an individual principal risk regarding mortgage-backed securities is appropriate for the Dimensional Inflation-Protected Securities ETF’s Prospectus Summary.

5. Comment (Global).  Please include a parenthetical with an explanation of what the Portfolio considers to be “obligations of other domestic and foreign issuers.”

Response.  The Registrant has revised the disclosure to remove such reference.  For the Dimensional Short-Duration Investment Grade ETF, the reference has been replaced with “corporate debt obligations.”

6. Comment (Global). Please revise the 80% policy as stated in the Prospectus to add the following: “plus the amount of any borrowings for investment purposes.”

Response. The Registrant respectfully declines to revise the disclosure. The requested disclosure is currently provided in the SAI for each Portfolio. Each Portfolio does not borrow for

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investment purposes as part of its principal investment strategies and accordingly, the Registrant does not believe the disclosure is appropriate to include in the Prospectus.

7. Comment (Global).  In the following statement, please revise the disclosure to reference the Advisor and sub-advisors, as applicable:

•
In managing the Portfolio, the Advisor will increase or decrease investment exposure to intermediate-term securities depending on the expected term premium and also increase or decrease investment exposure to non-government securities depending on the expected credit premium.

Response.  As discussed in the “Management of the Trust—Management Fees—Sub-Advisors” section of the Prospectus, the Advisor is responsible for determining those securities that are eligible for purchase and sale by a Portfolio.  The sub-advisors have the authority and responsibility to select brokers or dealers to execute securities transactions for a Portfolio and their duties include the maintenance of a trading desk and the determination of the best and most efficient means of executing securities transactions. Accordingly, the Registrant respectfully declines to revise the disclosure because the determination to increase or decrease investment exposure would only be made by the Advisor.

8. Comment (Global). Please update the following statement to be as of a more recent date:

•
Under normal circumstances, the Portfolio will generally maintain a weighted average duration of no more than one quarter year greater than, and no less than one year below, the weighted average duration of the Portfolio’s benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index, which was approximately 6.22 years as of December 31, 2020.

Response. The Registrant has updated the disclosure to be as of a more recent date.

Prospectus Summary — Principal Risks

9. Comment (Global). Please add a principal risk regarding high portfolio turnover to correspond with the following statement:

•	The Portfolio is an actively managed exchange traded fund and does not seek to replicate the performance of a specific index and may have a higher degree of portfolio turnover than such index funds.

Response. The Registrant supplementally confirms that the portfolio turnover rates for the Portfolios is anticipated to be below 100% and, accordingly, high portfolio turnover is not an appropriate principal risk of the Portfolios.

10. Comment (Global).With respect to the Portfolio’s “Interest Rate Risk,” please discuss the current historically low interest rates and the impact this may have on the Portfolio and

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its investments.

Response. The Registrant has revised the disclosure as follows:

Interest Rate Risk: Fixed income securities are subject to interest rate risk because the prices of fixed income securities tend to move in the opposite direction of interest rates. When interest rates rise, fixed income security prices fall. When interest rates fall, fixed income security prices rise. In general, fixed income securities with longer maturities are more sensitive to changes in interest rates. The Portfolio may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates.

11. Comment. With respect to the Portfolio’s “Foreign Government Debt Risk,” consider disclosing, if applicable, any risks associated with Brexit.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant believes the risks associated with Brexit are appropriately disclosed in the SAI under “Political, United Kingdom and European Market Related Risk.”

Prospectus Summary — Performance

12. Comment (Global). When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table.”

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolios are as follows:

•	Dimensional Investment Grade ETF—Bloomberg U.S. Aggregate Bond Index
•	Dimensional Short-Duration Investment Grade ETF—ICE BofA 1-5 Year US Corporate & Government Index
•	Dimensional Inflation-Protected Securities ETF—Bloomberg U.S. TIPS Index
•	Dimensional Municipal Bond ETF—S&P Intermediate Term National AMT-Free Municipal Bond Index

Prospectus Summary — Investment Advisor/Portfolio Management

13. Comment (Global). With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio.  The Registrant has previously revised this disclosure in response to SEC comments and believes

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the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

Dimensional Short-Duration Investment Grade ETF

Prospectus Summary — Principal Investment Strategies

14. Comment. Please add a parenthetical to the following statement to clarify what “expected credit premium” means:

•	The Portfolio will not emphasize investments in the lower half of the investment grade spectrum, however, when the Advisor believes the expected credit premium is relatively low.

Response. The Registrant has revised the disclosure as follows:

The Portfolio will not emphasize investments in the lower half of the investment grade spectrum, however, when the Advisor believes the expected credit premium is relatively low (i.e., the expected incremental return on investment for holding obligations considered to have greater credit risk than direct obligations of the U.S. Treasury is relatively low).

Additional Information on Investment Objectives and Policies

15. Comment.  Please include each Portfolio’s Rule 35d-1 investment policy in the introductory section that discusses each Portfolio’s investment objective.

Response.     The Registrant notes that General Instruction C.3(a) to Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Since each Portfolio’s Rule 35d-1 investment policy is disclosed in the Prospectus Summary, the Registrant respectfully declines to revise the disclosure.

16. Comment. For each Portfolio that may invest in money market funds, please confirm supplementally that acquired fund fees and expenses (“AFFE”) are reflected in Other Expenses of the Fee Table and are no greater than 0.01%.

Response.  The Registrant confirms any AFFE are properly reflected in each Portfolio’s Fee Table, if applicable, within Other Expenses.

17. Comment (Global). As discussed under the “Description of Investments of the Portfolios Other Than the Municipal Bond ETF” section, if floating rate securities are a principal investment of the Portfolios, please include disclosure in the Prospectus Summary.

Response. The Registrant respectfully declines to revise the disclosure.  The categories of investments that are listed in the table are disclosed in the Prospectus Summary.  The disclosure regarding floating rate securities in the “Description of Investments of the Portfolios Other Than

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the Municipal Bond ETF” section is intended to provide additional detail regarding such investments. The Registrant, however, does not believe that specific disclosure regarding floating rate securities is appropriate for the Prospectus Summary based on the Portfolios’ anticipated levels of exposure to such securities.

18. Comment.Please consider whether the discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal risk to the Portfolios.  If you do not believe such disclosure is required, please supplementally explain your reasoning.

Response.  The Registrant supplementally confirms that the discontinuation of LIBOR is not a principal risk of the Portfolios.  The Registrant does not anticipate that the Portfolios will hold investments which reference LIBOR and mature after the phase-out of LIBOR, or investments that reference LIBOR for rate adjustments, and mature, after the phase-out of LIBOR, to the extent that LIBOR risk would be a principal risk of the Portfolios. In addition, disclosure referring to LIBOR has been removed from the Prospectus.

19. Comment. With respect to the Item 9 section of the Prospectus:

a.	As noted above, please include each Portfolio’s Rule 35d-1 investment policy;
Response:  As discussed above, the Registrant notes that General Instruction C.3(a) to Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Since each Portfolio’s Rule 35d-1 investment policy is disclosed in the Prospectus Summary, the Registrant respectfully declines to revise the disclosure.
b.	Please disclose the frequent trading policies of the Portfolios; and
Response:  The Registrant confirms that frequent trading disclosure is not applicable to the Portfolios, other than the Dimensional Short-Duration Investment Grade ETF, which includes such disclosure under the “Portfolio Strategies” section of the Prospectus.
c.	Please disclose how the Advisor and/or sub-advisors determine to buy and sell securities.
Response:  The Registrant notes that the relevant disclosure regarding how the Advisor determines to buy and sell securities is in the second paragraph of the “Portfolio Strategies” section of the Prospectus.

20. Comment. For the Dimensional Short-Duration Investment Grade ETF, please include disclosure in the Prospectus Summary regarding its ability to engage in frequent trading and the corresponding risks.

Response.  The Registrant respectfully declines to revise the disclosure.  The disclosure is included in the “Portfolio Strategies” section in response to Instruction 7 to Item 9(b) of Form N-1A.  As noted above, however, the portfolio turnover rate for the Portfolio is anticipated to be below 100% and, accordingly, high portfolio turnover is not an appropriate principal risk of the

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Portfolio.

21. Comment. Please clarify or remove the following sentence from the “Securities Lending Risk” in the Item 9 section of the Prospectus:

•	To the extent that the Portfolio holds securities directly and lends those securities, it will be also subject to the foregoing risks with respect to its loaned securities.

Response.  The Registrant has removed the referenced sentence.

22. Comment. Please revise the cross-reference in the “Securities Loans” section of the Prospectus to carve-out the Municipal Bond ETF.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the introductory sentence of the section notes that it only applies to “[e]ach Portfolio that is authorized to lend securities….”  The Registrant further notes that each Portfolio that may engage in securities lending discloses in the Prospectus Summary that the “Portfolio may lend its portfolio securities to generate additional income.”

Management of the Trust

23. Comment. Please revise the following sentence to include a reference to the sub-advisory agreements:

•
A discussion regarding the basis for the Board of Trustees (the “Board”) approving the Investment Management Agreements with respect to the Portfolios will be available in a future semi-annual report for the Portfolios.

Response. The Registrant has revised the disclosure accordingly.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust